                                                                    EXHIBIT 99.6

                  FORM OF LETTER TO CLIENTS OF NOMINEE HOLDERS



To Our Clients:

We are sending this letter to you because we hold shares of The UniMark Group, Inc. common stock for you. The UniMark Group, Inc. has commenced an offering of subscription rights to purchase its common stock, as described in the enclosed Prospectus.

We have enclosed your copy of the following documents:

1.   A Letter to Shareholders from the Company;

2.   The Prospectus; and

3.   The Beneficial Owner Election Form.

We urge you to read these documents carefully before instructing us to exercise your subscription rights. We will act on your behalf according to you instructions. We will not exercise your subscription rights unless you instruct us to do so.